                                            Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

SCANA CORPORATION
(Exact name of registrant as specified in its charter)

South Carolina
(State or other jurisdiction of incorporation or organization)

57-0784499
(I.R.S. Employer Identification No.)

1426 Main Street
Columbia, South Carolina 2920
(803) 217-9000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Francis P. Mood, Jr., Esq.
Senior Vice President and General Counsel
SCANA Corporation
1426 Main Street
Columbia, South Carolina 29201
(803) 217-8634
(Name, address, including zip code, and
telephone number, including area code, of agent for service)

With copies to:

John W. Currie, Esq.	James J. Wheaton, Esq.
McNair Law Firm, P.A.	Troutman Sanders LLP
1301 Gervais Street - 17th Floor	222 Central Park Avenue, Suite 2000
Columbia, SC 29201	Virginia Beach, VA 23462
(803) 799-9800	(757) 687-7500

Approximate date of commencement of proposed sale to the public: After the effective date of this registration statement, as determined by market conditions and other factors.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per unit (1) (2)	Proposed maximum aggregate offering price (1) (2) (3)	Amount of registration fee

Medium Term Notes Common Stock
Total	$500,000,000	100%	$500,000,000	$58,850

(1) There are being registered hereunder such presently indeterminate principal amount of medium term notes and number of shares of common stock with an aggregate initial offering price not to exceed $500,000,000. Pursuant to Rule 457(o) under the Securities Act of 1933, which permits the registration fee to be calculated on the basis of the maximum offering price of all securities listed, the table does not specify by each class information as to the amount to be registered, proposed maximum offering price per unit or proposed maximum aggregate offering price.

(2) Estimated solely for the purpose of calculating the registration fee.

(3) Exclusive of accrued interest on medium term notes, if any.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED , 2005.

PROSPECTUS

$500,000,000
SCANA Corporation
Medium Term Notes
Common Stock
SCANA Corporation
1426 Main Street
Columbia, South Carolina 29201
(803) 217-9000

This prospectus contains summaries of the general terms of our Medium Term Notes (the “Notes”) and Common Stock (the “Common Stock”). You will find the specific terms of these securities, and the manner in which they are being offered, in supplements to this prospectus. You should read this prospectus and the applicable pricing supplement (with respect to an offering of the Notes) or prospectus supplement (with respect to an offering of the Common Stock) carefully before you invest.

The Common Stock is listed on The New York Stock Exchange under the symbol “SCG.”

Investing in each of the Notes and the Common Stock involves risks. See “Risk Factors” beginning on page  herein to read about certain factors you should consider before buying the Notes or the Common Stock.

We urge you to carefully read this prospectus and the applicable pricing or prospectus supplement, which will describe the specific terms of the offering, before you make your investment decision.

A pricing or prospectus supplement will name any agents or underwriters involved in the sale of these securities and will describe any compensation not described in this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus or any pricing or prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus is ___________ ___, 2005.

Table of Contents

Page

About this Prospectus
Where You Can Find More Information
SCANA Corporation
Risk Factors
Ratio of Earnings to Fixed Charges
Use of Proceeds
Description of the Notes
Description of the Common Stock
Plan of Distribution
Experts
Validity of the Securities

About This Prospectus

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (“SEC”) utilizing a “shelf” registration process. Under this shelf registration process, we may sell any or all of the Notes or Common Stock described in this prospectus in one or more offerings up to a total dollar amount of $500,000,000. This prospectus provides you with a general description of these securities. Each time we sell securities, we will provide a pricing or prospectus supplement that will contain specific information about the terms of that offering. The pricing or prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and the relevant pricing or prospectus supplement, together with the additional information described under the heading “Where You Can Find More Information.”

Where You Can Find More Information

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room. You may also read our SEC filings at The New York Stock Exchange offices at 20 Broad Street, New York, New York 10005.

This prospectus does not repeat important information that you can find elsewhere in the registration statement and in the reports and other documents which we file with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede that information. We incorporate by reference our Annual Report on Form 10-K for the year ended December 31, 2004, as amended on April 18, 2005, our Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2005, our Current Reports on Form 8-K dated February 8, February 23 and May 10, 2005, the description of our Common Stock contained in our Registration Statement under the Exchange Act on Form 8-B dated November 6, 1984, as amended May 26, 1995, and all future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act until we sell all of the securities. In addition, we are also incorporating by reference any additional documents that we file with the SEC pursuant to these sections of the Exchange Act after the date of the filing of the registration statement containing this prospectus and prior to the date of effectiveness of the registration statement.

You may request a copy of our SEC filings at no cost by writing or telephoning us at the following address:

H. John Winn, III
Director - Investor Relations and Shareholder Services
SCANA Corporation
Columbia, South Carolina 29218
(803) 217-9240

You may obtain more information by contacting our Internet website, at http://www.scana.com (which is not intended to be an active hyperlink). The information on our Internet website is not incorporated by reference in this prospectus, and you should not consider it part of this prospectus.

You should rely only on the information we incorporate by reference or provide in this prospectus or any pricing or prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any pricing or prospectus supplement is accurate as of any date other than the date on the front of those documents.

SCANA Corporation

We are an energy-based holding company which, through our subsidiaries, engages principally in electric and natural gas utility operations and other energy-related businesses. We serve more than 580,000 electric customers in South Carolina and more than 1.1 million natural gas customers in South Carolina, North Carolina and Georgia.

We are a South Carolina corporation with general business powers, and we were incorporated on October 10, 1984. We are registered as a public utility holding company under the Public Utility Holding Company Act of 1935, as amended (“PUHCA”). Our principal executive offices are located at 1426 Main Street, Columbia, South Carolina 29201, telephone (803) 217-9000, and our mailing address is Columbia, South Carolina 29218.

Regulated Utilities

We operate our regulated utility businesses in North Carolina and South Carolina through wholly-owned subsidiaries. These regulated businesses continue to be the foundation of our operations and conduct business in an environment supported by growing service territories and favorable regulatory treatment. We are allowed, subject to state commission approval during annual fuel and purchased gas cost hearings, full pass-through to retail customers of our electric fuel and natural gas costs. This approval has historically been granted. There is also a weather normalization clause in effect for our natural gas customers in the states of North Carolina and South Carolina. These measures mitigate our commodity price risk and allow us to focus our efforts on serving our customers.

South Carolina Electric & Gas Company (“SCE&G”)

SCE&G is a regulated public utility engaged in the generation, transmission, distribution and sale of electricity and the purchase and sale, primarily at retail, of natural gas in South Carolina. SCE&G’s electric service area extends into 24 counties covering more than 15,000 square miles of the central, southern and southwestern portions of South Carolina. SCE&G’s service area for natural gas encompasses more than 22,000 square miles in all or part of 34 of South Carolina’s 46 counties. The total population of the counties representing SCE&G’s combined service area is more than 2.8 million.

SCE&G provides all of its electric generation capacity through its own facilities and through the purchase of all of the electric generation of Williams Station, which is owned by South Carolina Generating Company (“GENCO”), a wholly owned subsidiary of SCANA. SCE&G maintains a balanced supply and demand position as it relates to electric generation.

SCE&G is subject to the jurisdiction of the Public Service Commission of South Carolina (“SCPSC”). In a January 2005 order, the SCPSC granted SCE&G a composite increase in retail electric rates of approximately 2.89%, designed to produce additional annual revenues of approximately $41.4 million based on a test year calculation. The SCPSC lowered SCE&G’s return on common equity from 12.45% to an amount not to exceed 11.40%, with rates set at 10.70%. The new rates became effective in January 2005. The rate increase related primarily to SCE&G’s expenditures for a recently completed generating station in Jasper County, South Carolina and expenditures for environmental equipment upgrades for SCE&G’s generating plants.

SCE&G also operates and has a two-thirds interest in V. C. Summer Nuclear Station in South Carolina. This station furnished approximately 21% of SCE&G’s electric generating capacity in 2004.

Public Service Company of North Carolina, Incorporated (“PSNC Energy”)

PSNC Energy is a public utility engaged primarily in purchasing, selling, transporting and distributing natural gas to approximately 405,000 residential, commercial and industrial customers in North Carolina. PSNC Energy’s franchised service area includes 28 counties covering approximately 12,000 square miles of North Carolina.

PSNC Energy is regulated by the North Carolina Utilities Commission (“NCUC”). PSNC Energy’s rates are established using a benchmark cost of gas approved by the NCUC, which may be modified periodically to reflect changes in the market price of natural gas and changes in the rates charged by PSNC Energy’s pipeline transporters. The NCUC reviews PSNC Energy’s gas purchasing practices and prices each year.

In connection with our acquisition of PSNC Energy, the NCUC stipulated and PSNC Energy agreed to a moratorium on general rate cases until August 2005.

South Carolina Pipeline Corporation (“SCPC”) and SCG Pipeline, Inc. (“SCG Pipeline”)

SCPC is engaged in the purchase, transmission and sale of natural gas on a wholesale basis to distribution companies (including SCE&G) and industrial customers throughout most of South Carolina. SCPC also owns liquefied natural gas liquefaction and storage facilities and supplies the natural gas for SCE&G’s gas distribution system.

SCG Pipeline provides interstate transportation services for natural gas to southeastern Georgia and South Carolina. SCG Pipeline transports natural gas from interconnections at Port Wentworth, Georgia and from an import terminal at Elba Island, near Savannah, Georgia. The endpoint of the pipeline is at the site of SCE&G’s recently completed Jasper County Electric Generating Station. SCANA expects to merge SCPC and SCG Pipeline in 2006, subject to approval by the Federal Energy Regulatory Commission (“FERC”).

Principal Nonregulated Business

SCANA Energy Marketing, Inc.

SCANA Energy Marketing, Inc. markets natural gas primarily in the southeastern United States, and provides energy-related risk management services to producers and customers. A division of SCANA Energy Marketing, Inc., SCANA Energy, markets natural gas in Georgia’s deregulated natural gas market. At June 30, 2005, SCANA Energy had more than 460,000 natural gas customers in the deregulated Georgia market. SCANA Energy is the second-largest marketer in Georgia’s non-regulated retail gas market. SCANA Energy faces significant competition in the Georgia natural gas market.

The information above concerning us and our subsidiaries is only a summary and does not purport to be comprehensive. For additional information concerning us and our subsidiaries, you should refer to the information described in “Where You Can Find More Information.”

Risk Factors

Your investment in the Notes or the Common Stock involves certain risks. In consultation with your own financial and legal advisors, you should carefully consider, among other matters, the following discussion of risks before deciding whether an investment in these securities is suitable for you. These securities are not an appropriate investment for you if you do not understand their significant features and do not know if you can bear all of the associated investment risk.

Commodity price changes may affect the operating costs and competitive positions of our energy businesses, thereby adversely impacting our results of operations, cash flows and financial condition.

Our energy businesses are sensitive to changes in coal, gas, oil and other commodity prices. Any changes could affect the prices these businesses charge, their operating costs and the competitive position of their products and services. SCE&G is able to recover the cost of fuel used in electric generation through retail customers’ bills, but increases in fuel costs affect electric prices and, therefore, the competitive position of electricity against other energy sources. In the case of regulated natural gas operations, costs for purchased gas and pipeline capacity are recovered through retail customers’ bills, but increases in gas costs affect total retail prices and, therefore, the competitive position of our gas relative to electricity, other forms of energy and gas from other suppliers. Increases in gas costs may also result in lower usage by customers unable to switch to alternate fuels.

We are subject to complex government rate regulation, which could adversely affect our revenues and results of operations.

We are subject to extensive regulation which could adversely affect our operations. In particular, our electric operations in South Carolina, and our gas operations in South Carolina and North Carolina, are regulated by state utilities commissions. Our gas marketing operations in Georgia are also subject to state regulatory oversight. Although we believe we have constructive relationships with our regulators, our ability to obtain rate increases that will allow us to maintain reasonable rates of return is dependent upon regulatory discretion, and there can be no assurance that we will be able to implement rate increases when sought.

We are vulnerable to interest rate increases which would increase our borrowing costs, and we may not have access to capital at favorable rates, if at all, both of which may adversely affect our results of operations, cash flows and financial condition.

Changes in interest rates can affect the cost of borrowing on variable rate debt outstanding, on refinancing of debt maturities and on incremental borrowing to fund new investments. Our business plan reflects the expectation that we will have access to the capital markets on satisfactory terms to fund our commitments. Moreover, our ability to maintain short-term liquidity by utilizing commercial paper programs is dependent upon our maintaining investment grade ratings. Our liquidity would be adversely affected by unfavorable changes in the commercial paper market or if bank credit facilities became unavailable at acceptable rates.

We may not be able to reduce our leverage ratio as quickly as planned. This could result in downgrades of our debt ratings, thereby increasing our borrowing costs and adversely affecting our results of operations, cash flows and financial condition.

Our leverage ratio of debt to capital increased significantly as a result of our acquisition in 2000 of PSNC Energy, and was approximately 57% at June 30, 2005. We have publicly announced our desire to reduce this leverage ratio to between 50% to 52%, but our ability to do so depends on a number of factors. If we are not able to reduce our leverage ratio, our debt ratings may be affected, we may be required to pay higher interest rates on our long- and short-term indebtedness, and our access to the capital markets may be limited.

Operating results may be adversely affected by abnormal weather.

We have historically sold less power, delivered less gas and received lower prices for natural gas in deregulated markets, and consequently earned less income, when weather conditions are milder than normal. Mild weather in the future could diminish our revenues and results of operations and harm our financial condition. In addition, severe weather can be destructive, causing outages and property damage, adversely affecting operating expenses and revenues.

Potential competitive changes may adversely affect our gas and electricity businesses due to the loss of customers, reductions in revenues, or write-down of stranded assets.

The utility industry has been undergoing dramatic structural change for several years, resulting in increasing competitive pressures on electric and natural gas utility companies. Competition in wholesale power sales has been introduced on a national level. Some states have also mandated or encouraged competition at the retail level. Increased competition may create greater risks to the stability of utility earnings generally and may in the future reduce our earnings from retail electric and natural gas sales. In a deregulated environment, formerly regulated utility companies that are not responsive to a competitive energy marketplace may suffer erosion in market share, revenues and profits as competitors gain access to their customers. In addition, our generation assets would be exposed to considerable financial risk in a deregulated electric market. If market prices for electric generation do not produce adequate revenue streams and the enabling legislation or regulatory actions do not provide for recovery of the resulting stranded costs, a write-down in the value of the related assets would be required.

We are subject to risks associated with changes in business climate which could limit our access to capital, thereby increasing our costs and adversely affecting our results of operations, cash flows and financial condition.

Factors that generally could affect our ability to access capital include general economic conditions and our capital structure. Much of our business is capital intensive, and achievement of our long-term growth targets is dependent, at least in part, upon our ability to access capital at rates and on terms we determine to be attractive. If our ability to access capital becomes significantly constrained, our interest costs will likely increase and our financial condition and future results of operations could be significantly harmed.

We do not fully hedge against price changes in commodities. This could result in increased costs, thereby resulting in lower margins and adversely affecting our results of operations, cash flows and financial condition.

We attempt to manage our commodity price exposure by establishing risk limits and entering into contracts to offset some of our positions (i.e., to hedge our exposure to demand, market effects of weather and other changes in commodity prices). We do not hedge the entire exposure of our operations from commodity price volatility. To the extent we do not hedge against commodity price volatility or our hedges are not effective, our results of operations, cash flows and financial condition may be diminished.

A downgrade in our credit ratings could negatively affect our ability to access capital and to operate our businesses, thereby adversely affecting our results of operations, cash flows and financial condition.

Standard & Poor's Ratings Services (“S&P”), Moody's Investors Service (“Moody's”) and Fitch Ratings (“Fitch”) rate SCANA's long-term senior unsecured debt at BBB+, A3 and A-, respectively. The S&P and Fitch ratings carry a stable outlook while the Moody's rating outlook is negative. S&P, Moody's and Fitch rate SCE&G's long-term senior secured debt at A-, A1 and A+, respectively, with a stable outlook at S&P and Fitch and a negative outlook at Moody's. S&P and Moody's rate PSNC's long-term senior unsecured debt at A- and A2, respectively, with a stable outlook. Fitch does not rate PSNC. If S&P, Moody's or Fitch were to downgrade any of these long-term ratings, particularly to below investment grade, borrowing costs would increase, which would diminish our financial results, and the potential pool of investors and funding sources could decrease. S&P and Moody's rate the short-term debt of SCE&G and PSNC at A-2 and P-1, respectively, and Fitch rates the short-term debt of SCE&G at F-1. If these short-term ratings were to decline, it could significantly limit our access to the commercial paper market and other sources of liquidity.

Changes in the environmental laws and regulations to which we are subject could increase our costs or curtail activities, thereby adversely impacting our results of operations and financial condition.

Compliance with extensive federal, state and local environmental laws and regulations requires us to commit significant capital toward environmental monitoring, installation of pollution control equipment, emission fees and permits at our facilities. These expenditures have been significant in the past and are expected to increase in the future. Changes in compliance requirements or a more burdensome interpretation by governmental authorities of existing requirements may impose additional costs on us or require us to curtail some of our activities. Costs of compliance with environmental regulations could harm our industry, our business and our results of operations and financial position, especially if emission or discharge limits are reduced, more extensive permitting requirements are imposed or additional regulatory requirements are imposed.

New federal and state regulation or action following the repeal of PUHCA could adversely impact our business by increasing our costs or otherwise changing or restricting the nature of activities in which we may engage. Any such changes could thereby impact our results of operations, cash flows or financial condition.

We are a registered holding company under PUHCA. On August 8, 2005, legislation was signed into law that will repeal PUHCA in six months from the date of enactment. It remains unclear to what extent the repeal of PUHCA will result in additional or new regulatory oversight or action at the federal and state levels, or what impact those developments might have on our business.

Problems with operations could cause us to incur substantial costs, thereby adversely impacting our results of operations, cash flows and financial condition.

As the operator of power generation facilities, SCE&G could incur problems such as the breakdown or failure of power generation equipment, transmission lines, other equipment or processes which would result in performance below assumed levels of output or efficiency. The failure of a power generation facility may result in our purchasing replacement power at market rates. These purchases are subject to state regulatory prudency reviews for recovery through rates.

Covenants in certain financial instruments may limit our ability to pay dividends, thereby adversely impacting the valuation of our common stock and our access to capital.

Our assets consist primarily of investments in subsidiaries. Dividends on our common stock depend on the earnings, financial condition and capital requirements of our subsidiaries, principally SCE&G and PSNC Energy. Our ability to pay dividends on our common stock may also be limited by existing or future covenants limiting the right of our subsidiaries to pay dividends on their common stock. Any significant reduction in our payment of dividends in the future may result in a decline in the value of our common stock. Such a decline in value could limit our ability to raise debt and equity capital.

A significant portion of our generating capacity is derived from nuclear power, the use of which exposes us to regulatory, environmental and business risks. These risks could increase our costs or otherwise constrain our business, thereby adversely impacting our results of operations, cash flows and financial condition.

The V.C. Summer nuclear plant, operated by SCE&G, provided approximately 5.5 million MWh, or 21% of our generation capacity, in 2004. As such, we are subject to various risks of nuclear generation, which include the following:

•
The potential harmful effects on the environment and human health resulting from a release of radioactive materials in connection with the operation of nuclear facilities and the storage, handling and disposal of radioactive materials;

•	Limitations on the amounts and types of insurance commercially available to cover losses that might arise in connection with our nuclear operations or those of others in the United States;

•	Uncertainties with respect to contingencies if insurance coverage is inadequate; and

•	Uncertainties with respect to the technological and financial aspects of decommissioning nuclear plants at the end of their operating lives.

The Nuclear Regulatory Commission (“NRC”) has broad authority under federal law to impose licensing and safety-related requirements for the operation of nuclear generation facilities. In the event of non-compliance, the NRC has the authority to impose fines or shut down a unit, or both, depending upon its assessment of the severity of the situation, until compliance is achieved. Revised safety requirements promulgated by the NRC could necessitate capital expenditures at nuclear plants such as ours. In addition, although we have no reason to anticipate a serious nuclear incident, if a major incident should occur at a domestic nuclear facility, it could harm our results of operations, cash flows and financial condition. A major incident at a nuclear facility anywhere in the world could cause the NRC to limit or prohibit the operation or licensing of any domestic nuclear unit. Finally, in today's environment, there is a heightened risk of terrorist attack on the nation's nuclear facilities, which has resulted in increased security costs at our nuclear plant.

Ratio of Earnings to Fixed Charges 1

Our historical ratios of earnings to fixed charges are as follows:

Twelve Months Ended
June 30,	Year Ended December 31,
2005	2004	2003	2002 [2]	2001 [3]	2000

1.75	2.65	2.82	0.53	4.37	2.47

1 For purposes of this ratio, earnings represent pre-tax income from continuing operations plus fixed charges and distributed income from equity investees, less preferred stock dividend requirements. Fixed charges represent interest charges, preferred stock dividend requirements and the estimated interest portion of annual rentals.

2 The decrease in the ratio of earnings to fixed charges for 2002 is primarily attributable to a $230 million impairment charge related to the acquisition adjustment associated with PSNC Energy, and the recording of impairments on SCANA’s investments in certain telecommunications securities. An additional $106.8 million in income before income taxes would have been needed to obtain a ratio of 1.0 for 2002.

3 The increase in the ratio of earnings to fixed charges for 2001 is primarily attributable to the non-cash gain realized from the exchange of our investment in Powertel, Inc. Powertel, Inc. was acquired by Deutsche Telekom AG in May 2001. Without the gain from the exchange of this investment, our ratio for 2001 would have been 2.96.

Use of Proceeds

Unless we state otherwise in a pricing or prospectus supplement, the net proceeds from the sale of the securities offered by this prospectus will be used for financing capital expenditures, for refunding, redeeming or retiring debt and for other general corporate purposes. Pending application of the net proceeds for specific purposes, we may invest the proceeds in short-term or marketable securities.

Description of the Notes

General

We will issue the Notes under an Indenture dated as of November 1, 1989 between us and The Bank of New York, as Trustee. A copy of the Indenture has been incorporated by reference as an exhibit to the registration statement of which this prospectus is a part. The information in this heading briefly outlines some of the provisions of the Indenture. If you would like more information on those provisions, please review the Indenture that we filed with the SEC. See “Where You Can Find More Information” on how to obtain a copy of the Indenture. You may also review the Indenture at the Trustee's offices at 101 Barclay Street, New York, New York 10286.

Capitalized terms used under this heading which are not otherwise defined in this prospectus have the meanings given those terms in the Indenture. The summaries under this heading are not detailed. Whenever particular provisions of the Indenture or terms defined in the Indenture are referred to, those statements are qualified by reference to the Indenture. References to article and section numbers under this heading, unless otherwise indicated, are references to article and section numbers of the Indenture.

The Notes and all other debentures, notes or other evidences of indebtedness issued under the Indenture will be unsecured and will in all respects be equally and ratably entitled to the benefits of the Indenture, without preference, priority or distinction, and will rank equally with all other unsecured and unsubordinated indebtedness of SCANA. The Indenture does not limit the amount of debt securities that can be issued thereunder, and we may issue Notes in one or more series. The Indenture also allows us to “reopen” any series of debt securities (including any series of Notes) by issuing additional debt securities of that series, if permitted by the terms of that series.

Each pricing supplement which accompanies this prospectus in connection with an offering of Notes will set forth some or all of the following information to describe a particular series of Notes:

•	any limit upon the aggregate principal amount of the Notes;

•	the date or dates on which the principal of the Notes will be payable;

•
the rate or rates at which the Notes will bear interest, if any (or the method of calculating the rate); the date or dates from which the interest will accrue; the date or dates on which the interest will be payable (“Interest Payment Dates”); and the record dates for the interest payable on the Interest Payment Dates;

•	any option on the part of us or the holders thereof to redeem the Notes and redemption terms and conditions;

•
any obligation on our part to redeem or purchase the Notes in accordance with any sinking fund or analogous provisions or at the option of the holder and the relevant terms and conditions for that redemption or purchase;

•	the denominations of the Notes;

•	whether the Notes are subject to a book-entry system of transfers and payments; and

•	any other particular terms of the Notes and of their offering. (Section 301)

Payment of Notes

Unless otherwise provided in a pricing supplement, we will pay any interest due on each Note to the person in whose name that Note is registered as of the close of business on the record date relating to each Interest Payment Date. However, we will pay interest when the Notes mature (whether the Notes mature on their stated date of maturity, the date the Notes are redeemed or otherwise) to the person to whom the principal payment on the Notes is paid. If there is a default in the payment of interest on the Notes, we may either (1) choose a special record date and pay the holders of the Notes at the close of business on that date, or (2) pay the holders of the Notes in any other lawful manner, all as more fully described in the Indenture. (Section 307)

We will pay principal of, and any premium and interest due on, the Notes at maturity or upon earlier redemption or repayment of a Note upon surrender of that Note at the office of the paying agent (currently, the Trustee in New York, New York). (Sections 307 and 1105) The applicable pricing supplement identifies any other place of payment and any other paying agent. We may change the place at which the Notes will be payable, may appoint one or more additional paying agents and may remove any paying agent, all at our discretion. (Section 1002) Further, if we provide money to a paying agent to be used to make payments of principal of, premium (if any) or interest on any Note and that money has not rightfully been claimed two years after the applicable principal, premium or interest payment is due, then we may instruct the paying agent to remit that money to us, and any holder of a Note seeking those payments may thereafter look only to us for that money. (Section 1003)

Except as provided in the following sentence or in a pricing supplement, if interest is payable on a day which is not a Business Day, payment will be postponed to the next Business Day, and no additional interest will accrue as a result of the delayed payment. However, for LIBOR Rate Notes, if the next Business Day is in the next calendar month, interest will be paid on the preceding Business Day and interest shall accrue through the date immediately preceding the date of payment for regularly scheduled interest payment dates (other than the maturity date). (Section 114)

“Business Day” means any day other than a Saturday or Sunday that (1) is not a day on which banking institutions in Washington, D.C., or in New York, New York, are authorized or obligated by law or executive order to be closed, and (2) with respect to LIBOR Rate Notes only, is a day on which dealings in deposits in U. S. dollars are transacted in the London interbank market.

The “record date” will be 15 calendar days prior to each Interest Payment Date, whether or not that day is a Business Day, unless otherwise indicated in this prospectus or in the applicable pricing supplement.

All percentages resulting from any calculation of Notes will be rounded, if necessary, to the nearest one-hundred thousandth of a percentage point, with five one-millionths of a percentage point rounded upwards (e.g., 9.876545% (or 0.09876545) being rounded to 9.87655% (or 0.0987655) and 9.876544% (or 0.09876544) being rounded to 9.87654% (or 0.0987654)), and all dollar amounts used in or resulting from such calculation will be rounded to the nearest cent (with one-half cent being rounded upwards).

Interest Rates Payable on Notes

We have provided a glossary at the end of this heading to define the capitalized words used in discussing the interest rates payable on the Notes. Whenever we refer to time in this section, we mean the time as in effect in New York, New York, unless otherwise specified.

The interest rate on the Notes will either be fixed or floating.

Fixed Rate Notes

If we issue Notes that bear interest at a fixed rate (the “Fixed Rate Notes”), the applicable pricing supplement will designate the fixed rate of interest payable on the Notes. Unless otherwise set forth in the applicable pricing supplement:

•	Interest on Fixed Rate Notes will be payable semi-annually each April 1 and October 1 and at maturity or upon earlier redemption or repayment.

•
Record dates for Fixed Rate Notes will be March 15 (for interest to be paid on April 1) and September 15 (for interest to be paid on October 1). Interest payments will be the amount of interest accrued to, but excluding, each April 1 and October 1.

•	Interest will be computed using a 360-day year of twelve 30-day months.

Floating Rate Notes

General. Each Note that bears interest at a floating rate (the “Floating Rate Notes”) will have an interest rate formula which may be based on one of the following base rates, as determined by the applicable pricing supplement:

•	the commercial paper rate (the “Commercial Paper Rate Note”);

•	LIBOR (the “LIBOR Rate Note”);

•	the treasury rate (the “Treasury Rate Note”); or

•	any other base rate specified in the applicable pricing supplement.

The applicable pricing supplement will also indicate the Spread and/or Spread Multiplier, if any. The interest rates applicable to the Floating Rate Notes will be equal to one of the base rates, plus or minus the Spread, if any, or multiplied by the Spread Multiplier, if any. Any Floating Rate Note may have either or both of the following:

•	a maximum numerical interest rate limitation, or ceiling, on the rate of interest that accrues during any interest period; and

•	a minimum numerical interest rate limitation, or floor, on the rate of interest that accrues during any interest period.

In addition, the interest rate on a Floating Rate Note will never be higher than the maximum rate permitted by applicable law, including United States law of general application.

Date of Interest Rate Change. The interest rate on each Floating Rate Note may be reset daily, weekly, monthly, quarterly, semi-annually, annually or for any other period specified in the applicable pricing supplement. The Interest Reset Date will be:

•	for Floating Rate Notes which reset daily, each Business Day;

•	for Floating Rate Notes (other than Treasury Rate Notes) that reset weekly, Wednesday of each week;

•	for Treasury Rate Notes that reset weekly, Tuesday of each week;

•	for Floating Rate Notes that reset monthly, the third Wednesday of each month;

•	for Floating Rate Notes that reset quarterly, the third Wednesday of March, June, September and December;

•	for Floating Rate Notes that reset semi-annually, the third Wednesday of the two months specified in the applicable pricing supplement;

•	for Floating Rate Notes that reset annually, the third Wednesday of the month specified in the applicable pricing supplement; and

•	for Floating Rate Notes which reset for other periods, the day of the week and month or months specified in the applicable pricing supplement.

The initial interest rate or interest rate formula on each Floating Rate Note effective until the first Interest Reset Date will be shown in a pricing supplement. Thereafter, the interest rate will be the rate determined on the next Interest Determination Date, as explained below. Each time a new interest rate is determined, it will become effective on the subsequent Interest Reset Date. If any Interest Reset Date is not a Business Day, then the Interest Reset Date will be postponed to the next Business Day. However, in the case of a LIBOR Rate Note, if the next Business Day is in the next calendar month, the Interest Reset Date will be the immediately preceding Business Day. Further, if an applicable auction of Treasury Bills (as defined herein) falls on a day that would otherwise be an Interest Reset Date for Treasury Rate Notes, the Interest Reset Date will be the next Business Day.

When Interest Rate is Determined. The Interest Determination Date for the Commercial Paper Rate (the “Commercial Paper Interest Determination Date”) and for LIBOR (the “LIBOR Interest Determination Date”) will be the second Business Day preceding each Interest Reset Date. The Interest Determination Date for the Treasury Rate (the “Treasury Rate Interest Determination Date”) will be the day on which Treasury Bills would normally be auctioned. Treasury Bills are usually sold at auction on Monday of each week, unless that day is a legal holiday, in which case the auction is usually held on Tuesday. However, the auction may be held on the preceding Friday. If an auction is held on the preceding Friday, that day will be the Interest Determination Date pertaining to the Interest Reset Date occurring in the next week.

When Interest is Paid. Interest on Floating Rate Notes will be payable monthly, quarterly, semi-annually or annually, as provided in the applicable pricing supplement. Except as provided below or in the pricing supplement, interest is paid as follows:

•	for Floating Rate Notes on which interest is payable monthly, the third Wednesday of each month;

•	for Floating Rate Notes on which interest is payable quarterly, the third Wednesday of March, June, September and December;

•	for Floating Rate Notes on which interest is payable semi-annually, the third Wednesday of the two months specified in the applicable pricing supplement; and

•	for Floating Rate Notes on which interest is payable annually, the third Wednesday of the month specified in the applicable pricing supplement.

The interest payable for Floating Rate Notes (other than those Floating Rate Notes which reset daily or weekly) will be the amount of interest accrued (1) from and including the date the applicable Floating Rate Notes were issued or (2) from but excluding the last date for which interest has been paid, to but excluding the Interest Payment Date or maturity date, as applicable for those Floating Rate Notes. For Floating Rate Notes which reset daily or weekly, the interest payable will be the amount of interest accrued (a) from and including the date the applicable Floating Rate Notes were issued, or (b) from but excluding the last date for which interest has been paid, to and including the day immediately preceding the applicable Interest Payment Date, other than the maturity date (for which interest is payable to but excluding the maturity date for those Floating Rate Notes).

The accrued interest for any period is calculated by multiplying the principal amount of a Floating Rate Note by an accrued interest factor. The accrued interest factor is computed by adding the interest factor calculated for each day in the period for which accrued interest is being calculated. The interest factor (expressed as a decimal) is computed by dividing the interest rate applicable to that date by 360, except for Treasury Rate Notes, for which it will be divided by the actual number of days in the year.

Calculation of Interest on Floating Rate Notes. The Company will calculate or will appoint and enter into an agreement with a Calculation Agent (as defined herein) to calculate the interest rates on Floating Rate Notes.

“Calculation Date” means, unless otherwise specified in a pricing supplement, the tenth calendar day after an Interest Determination Date or, if the tenth day is not a Business Day, the next Business Day. Unless otherwise provided in the applicable pricing supplement, The Bank of New York is the “Calculation Agent” for the Floating Rate Notes, and, upon request of any holder of a Floating Rate Note, will provide (1) the interest rate then in effect and (2) if available, the interest rate to be effective on the next Interest Reset Date for that Floating Rate Note.

Commercial Paper Rate Notes. Each Commercial Paper Rate Note will bear interest at the rate (calculated with reference to the Commercial Paper Rate and the Spread and/or Spread Multiplier, if any) specified in that Commercial Paper Rate Note and in the applicable pricing supplement.
“Commercial Paper Rate” means, with respect to any Commercial Paper Rate Interest Determination Date, the Money Market Yield (calculated as described below) on such date of the rate for commercial paper having the Index Maturity specified in the applicable pricing supplement as published in H.15(519) under the heading “Commercial Paper-Nonfinancial.”

The following procedures will occur if the rate cannot be set as described above:

•
If the applicable rate is not published in H.15(519) by 3:00 P.M., New York City time, on the Calculation Date, then the Commercial Paper Rate will be the Money Market Yield, on that Commercial Paper Rate Interest Determination Date, of the rate for commercial paper having the Index Maturity specified in the applicable pricing supplement as published in H.15 Daily Update under the heading “Commercial Paper - Non-Financial,” or any successor heading.

•
If the applicable rate is not published in either H.15(519) or H.15 Daily Update by 3:00 P.M. on such Calculation Date, then the Commercial Paper Rate will be calculated by the Calculation Agent and will be the Money Market Yield of the average of the offered rates, as of approximately 11:00 A.M. on that Commercial Paper Rate Interest Determination Date, of three leading dealers of commercial paper in New York, New York selected by the Calculation Agent for commercial paper of the applicable Index Maturity placed for a non-financial issuer whose bond rating is “AA,” or the equivalent, from a nationally recognized statistical rating agency.

•
If fewer than three dealers selected by the Calculation Agent are quoting rates as set forth above, the Commercial Paper Rate in effect for the applicable period will be the Commercial Paper Rate determined as of the immediately preceding Commercial Paper Rate Interest Determination Date.

LIBOR Rate Notes. Each LIBOR Rate Note will bear interest at the rate (calculated with reference to LIBOR and the Spread and/or Spread Multiplier, if any) specified on the LIBOR Rate Note and in the applicable pricing supplement, determined by the Calculation Agent as follows:

The Calculation Agent will determine LIBOR as follows:

•	With respect to any LIBOR Interest Determination Date, LIBOR will be determined by either:

(1) if “LIBOR Reuters” is specified in the applicable pricing supplement, the average of the offered rates for deposits in the Designated LIBOR Currency having the Index Maturity specified in the applicable pricing supplement, beginning on the second Business Day immediately after that date, that appears on the Reuters Page as of 11:00 A.M., London time, on that date, if at least two offered rates appear on the Reuters Page, or

(2) if “LIBOR Telerate” is specified in the applicable pricing supplement, the rate for deposits in the Designated LIBOR Currency having the Index Maturity specified in the applicable pricing supplement, beginning on the second Business Day immediately after that date, that appears on the Telerate Page as of 11:00 A.M., London time, on that date.

•
If neither LIBOR Reuters nor LIBOR Telerate is specified in the applicable pricing supplement, LIBOR will be determined as if LIBOR Telerate (and, if the U.S. dollar is the Designated LIBOR Currency, page 3750 or such other page as may replace page 3750) had been specified.

•
In the case where (1) above applies, if fewer than two offered rates appear on the Reuters Page, or, in the case where (2) above applies, if no rate appears on the Telerate Page, LIBOR for that date will be determined as follows:

(a) LIBOR will be determined based on the rates at approximately 11:00 A.M., London time, on that LIBOR Interest Determination Date at which deposits in the Designated LIBOR Currency having the applicable Index Maturity are offered to prime banks in the London interbank market selected by four major banks in the London interbank market selected by the Calculation Agent for a single transaction in that market at that time (a “Representative Amount”). The offered rates must begin on the second Business Day immediately after that LIBOR Interest Determination Date.

(b) The Calculation Agent will request the principal London office of each of the four banks mentioned in (a) above to provide a quotation of its rate. If at least two such quotations are provided, LIBOR will equal the average of such quotations.

(c) If fewer than two quotations are provided, LIBOR will equal the average of the rates quoted as of 11:00 A.M, New York City time, on that date by three major banks in the applicable Principal Financial Center selected by the Calculation Agent. The rates will be for loans in the Designated LIBOR Currency to leading banks having the Index Maturity specified in the pricing supplement beginning on the second Business Day after that date and in a Representative Amount; and

(d) If the banks selected by the Calculation Agent are not quoting as mentioned in (c) above, the rate of interest in effect for the applicable period will be the same as the rate of interest in effect for the prior Interest Reset Period.

“Designated LIBOR Currency” means, with respect to any LIBOR Note, the currency (including composite currency units), if any, designated in the applicable pricing supplement as the currency for which LIBOR will be calculated. If no such currency is designated in the Floating Rate Notes and the applicable pricing supplement, the Designated LIBOR Currency shall be U.S. dollars.

Treasury Rate Notes. Each Treasury Rate Note will bear interest at the rate (calculated with reference to the Treasury Rate and the Spread and/or Spread Multiplier, if any) specified on the Treasury Rate Note and in the applicable pricing supplement.

“Treasury Rate” means, with respect to any Treasury Rate Interest Determination Date, the rate applicable to the most recent auction of direct obligations of the United States (“Treasury Bills”) having the Index Maturity specified in the applicable pricing supplement on the display on Telerate on page 56 or 57 (or any other page as may replace page 56 or 57) under the heading “INVESTMENT RATE.”

The following procedures will occur if the rate cannot be set as described above:

•
If that rate is not published by 3:00 P.M., New York City time, on the applicable Calculation Date, the rate will be the auction average rate (expressed as a bond equivalent, on the basis of a year of 365 or 366 days, as applicable, and applied on a daily basis) for such auction as otherwise announced by the United States Department of the Treasury.

•
If the results of the auction of Treasury Bills having the applicable Index Maturity are not published or announced as described above by 3:00 P.M. on such Calculation Date, or if no such auction is held in a particular week, then the Treasury Rate shall be calculated by the Calculation Agent as follows:

(1)  The rate shall be calculated as a yield to maturity (expressed as a bond equivalent on the basis of a year of 365 or 366 days, as applicable, and applied on a daily basis) of the average of the secondary market bid rates, as of approximately 3:30 P.M. on such Treasury Rate Interest Determination Date, of three leading primary United States government securities dealers selected by the Calculation Agent for the issue of Treasury Bills with a remaining maturity closest to the specified Index Maturity; and

(2)  If the dealers selected by the Calculation Agent are not quoting as mentioned in (1) above, the rate of interest in effect for the applicable period will be the rate of interest in effect for the prior interest reset period.

Redemptions

Redemption Elected by Us

As specified in the applicable pricing supplement, we may either (1) redeem the Notes or (2) not redeem the Notes, prior to their stated maturity. If we can redeem the Notes, then the following terms will apply as specified in the applicable pricing supplement:

•	we may redeem all or some of the Notes at one time;

•	we may redeem Notes on any date or after the date specified as the “Initial Redemption Date” in the applicable pricing supplement; and

•	we may redeem Notes at the price specified in the applicable pricing supplement, together with accrued interest to the redemption date. (Section 1101)

If we redeem some or all of the Notes, the Trustee must notify you between 30 and 60 days before the redemption date (by first-class mail, postage prepaid) that some or all of the Notes will be redeemed. (Sections 106 and 1104) Further, if only a part of a Note is redeemed, then the holder of the unredeemed part of that Note will receive one or more new Notes. (Section 1107) The Notes will not be subject to any sinking fund. (Section 1201)

Redemption Elected by You

You may be able to instruct us to purchase the Note that you hold before that Note reaches its stated maturity date in accordance with the terms of the Notes. (Section 1301) To the extent that you have the right to ask us to purchase any Note, the applicable pricing supplement will specify the terms of that right, including (1) the date or dates on which that Note may be sold by you and (2) the price (plus accrued interest) that we must pay you for that Note.

To instruct us to purchase your Note, you must deliver to the paying agent (currently, the Trustee), between 30 and 45 days before the date on which the Note may be sold by you, the following items:

•	the Note;

•	the completed form entitled “Option to Elect Repayment” which will be printed on the reverse side of the Note; and

•
a fax or letter from (1) a member of a national securities exchange, (2) a member of the National Association of Securities Dealers, Inc. or (3) a U.S. commercial bank or trust company containing the following information:

(a) your name;

(b) the principal amount of the Note you wish to sell;

(c) the certificate number or a description of the tenor and terms of that Note;

(d) a statement that you are exercising your option to elect repayment of the Note you hold; and

(e) a guarantee that the Note and the completed form will be received by the paying agent within five Business Days after the date the fax or letter is received by the paying agent.

Once you tender the Note to be redeemed to the paying agent, you may not revoke your earlier election. You may instruct us to purchase part of the Notes you hold, provided that the Notes you continue to hold after that redemption are outstanding in an authorized denomination of $1,000 and an integral multiple of $1,000.

If a series of Notes is held in book-entry form by DTC or its nominee, as more particularly described under the heading “Book-Entry System,” only it (as the actual holder of the Notes) may instruct us to purchase those Notes. However, you, as the beneficial owner of the Notes, may direct the broker or other direct or indirect participant through which you hold an interest in the Notes to notify DTC of your desire to have your Notes purchased (which will in turn notify us according to the above-mentioned procedures). Because different firms and brokers have different cut-off times for accepting instructions from their customers, you should consult your broker or other direct or indirect participant through which you hold an interest in the Notes to determine by when you must act, so that timely notice is delivered to DTC.

At any time, we may purchase the Notes or beneficial ownership interests in the Notes (if they are held in book-entry form) at any price in the open market or otherwise. In our sole discretion, we may hold, resell or retire any Notes or beneficial ownership interests in those Notes that we purchase.

Defaults

The following are defaults under the Indenture with respect to debt securities issued under the Indenture:

(1)	We fail to make payment of principal, premium (if any), interest or any other amount on the debt securities when due;

(2)	We fail to deposit any sinking fund payment for the debt securities when due;

(3) We file for bankruptcy or certain other events involving insolvency,  receivership or bankruptcy occur; and

(4)	We fail to perform certain covenants or agreements contained in the Indenture and certain other enumerated documents or instruments.

Certain of these events become defaults only after the lapse of prescribed periods of time and/or notice from the Trustee. (Section 501)

Upon the occurrence of a default under the Indenture, either the Trustee or the holder of at least 25% in principal amount of outstanding debt securities of the affected series may declare the principal of all outstanding debt securities of that series immediately due and payable. However, if the default is cured, the holders of a majority in principal amount of outstanding debt securities of the affected series may rescind that declaration and annul the declaration and its consequences. (Section 502)

The holders of a majority in principal amount of outstanding debt securities of the affected series may direct the time, method and place of conducting any proceeding for the enforcement of the Indenture. (Section 512)

No holder of any debt security of any series has the right to institute any proceeding with respect to the Indenture unless:

•	the holder previously gave written notice of a continuing event of default relating to the debt securities of that series to the Trustee,

•
the holders of more than 25% in principal amount of outstanding debt securities of the affected series tender to the Trustee reasonable indemnity against costs and liabilities and request the Trustee to take action, and the Trustee declines to take action for 60 days after receipt of such request, and

•	the holders of a majority in principal amount of outstanding debt securities of the affected series give no inconsistent direction during such 60-day period;

provided, however, that each holder of a Note shall have the right to enforce payment of that Note when due. (Sections 507 and 508)

The Trustee must notify the holders of the debt securities of any series within 90 days after a default has occurred with respect to those debt securities, unless that default has been cured or waived, provided, however, except in the case of default in the payment of principal of, premium (if any), or interest or other amount payable on any debt security, the Trustee may withhold the notice if it determines that it is in the interest of those holders to do so. (Section 602 and 603)

We are required under the Trust Indenture Act of 1939, as amended, to furnish to the Trustee at least once every year a certificate as to our compliance with the conditions and covenants under the Indenture. (Section 1005)

Covenants, Consolidation, Merger, Etc.

The Indenture provides that we will keep the property that we use in our business, or in the business of our subsidiaries, in good working order, and will improve it as necessary to properly conduct our business and that of our subsidiaries, as the case may be. (Section 1007) Except as described in the next paragraph, the Indenture provides that we will also maintain our corporate existence, rights and franchises and those of SCE&G and GENCO (collectively, our “Principal Subsidiaries”) necessary to conduct our businesses properly. (Section 1006) However, we are not required to preserve (a) the corporate existence of any of our subsidiaries other than our Principal Subsidiaries or (b) any such right or franchise if we determine that its preservation is not desirable in the conduct of our business or the business of our subsidiaries, consolidated as a whole, or its loss is not disadvantageous in any material respect to the holders of the outstanding debt securities of any series. (Section 1006)

The Indenture provides that we may, without the consent of the holders of the debt securities, consolidate with, or sell, lease or convey all or substantially all of our assets to, or merge into another corporation, provided that (1) we are the continuing corporation, or, if not, the successor corporation assumes by a supplemental indenture our obligations under the Indenture and (2) immediately after giving effect to such transaction there will be no default in the performance of any such obligations. (Section 801)
The Indenture provides that neither we nor our subsidiaries may issue, assume or guarantee any notes, bonds, debentures or other similar evidences of indebtedness for money borrowed (“Debt”) secured by a mortgage, lien, pledge or other encumbrance (“Mortgages”) upon any property of us or our subsidiaries without effectively providing that the debt securities of each series issued under the Indenture (together with, if we so determine, any other indebtedness or obligation then existing or thereafter created ranking equally with those debt securities) are secured equally and ratably with (or prior to) such Debt so long as such Debt is so secured, except that this restriction will not apply to:

(1)  Mortgages to secure Debt issued under

•	the Indenture, dated April 1, 1993, between SCE&G and The Bank of New York,
•	the Indenture, dated January 1, 1945, between SCE&G and JPMorgan Chase Bank, N.A.,
•
the Mortgage and Security Agreement, dated August 21, 1992, between GENCO and The Prudential Insurance Company of America, as amended and restated by the Amended and Restated Mortgage and Security Agreement dated February 11, 2004, between GENCO and The Bank of New York Trust Company, N.A., as Collateral Agent, and

•	the Indenture of Mortgage, dated December 1, 1977, between SCPC and Citibank, N.A.,

each as amended and supplemented to date and as it may be hereafter amended and supplemented from time to time (“Existing Mortgages”), or any extension, renewal or replacement of any of them;

(2)  Mortgages affecting property of a corporation existing at the time it becomes our subsidiary or at the time it is merged into or consolidated with us or one of our subsidiaries;

(3)  Mortgages on property existing at the time of acquisition thereof or incurred to secure payment of all or part of the purchase price thereof or to secure Debt incurred prior to, at the time of, or within 12 months after the acquisition for the purpose of financing all or part of the purchase price thereof;

(4)  Mortgages on any property to secure all or part of the cost of construction or improvements thereon or Debt incurred to provide funds for such purpose in a principal amount not exceeding the cost of such construction or improvements;

(5)  Mortgages which secure only an indebtedness owing by one of our subsidiaries to us or to another of our subsidiaries;

(6)  certain Mortgages to government entities, including mortgages to secure debt incurred in pollution control or industrial revenue bond financings;

(7)  Mortgages required by any contract or statute in order to permit us or one of our subsidiaries to perform any contract or subcontract made with or at the request of the United States of America, any state or any department, agency or instrumentality or political subdivision of either;

(8)  Mortgages to secure loans to us or to our subsidiaries maturing within 12 months from the creation thereof and made in the ordinary course of business;

(9)  Mortgages on any property (including any natural gas, oil or other mineral property) to secure all or part of the cost of exploration, drilling or development thereof or to secure Debt incurred to provide funds for any such purpose;

(10)  Mortgages existing on the date of the Indenture;

(11)  “Excepted Encumbrances” and “Permitted Encumbrances” as such terms are defined in any of the Existing Mortgages;

(12)  certain Mortgages typically incurred in the ordinary course of business; and

(13)  any extension, renewal or replacement of any Mortgage referred to in the foregoing clauses (2) through (12), which does not increase the amount of debt secured thereby at the time of the renewal, extension or modification.

Notwithstanding the foregoing, the Indenture provides that we and any or all of our subsidiaries may, without securing the debt securities, issue, assume or guarantee Debt secured by Mortgages in an aggregate principal amount which (not including Debt permitted to be secured under clauses (1) to (13) inclusive above) does not at any one time exceed 10% of the Consolidated Net Tangible Assets (as hereinafter defined) of us and our subsidiaries. (Section 1009)

“Consolidated Net Tangible Assets” is defined as the total amount of assets appearing on the consolidated balance sheet of us and our subsidiaries subtracting, without duplication, the following:

•	reserves for depreciation and other asset valuation reserves but excluding reserves for deferred federal income taxes;

•	intangible assets such as goodwill, trademarks, trade names, patents and unamortized debt discount and expense; and

•	appropriate adjustments on account of minority interests of other persons holding voting stock in any of our subsidiaries. (Section 101)

Modification, Waiver and Meetings

We may, without the consent of any holders of outstanding debt securities, enter into supplemental indentures for, including but not limited to, the following purposes:

•	to add to our covenants for the benefit of the holders or to surrender a right or power conferred upon us in the Indenture,

•	to secure the debt securities,

•	to establish the form or terms of any series of debt securities, or

•	to make certain other modifications, generally of a ministerial or immaterial nature. (Section 901)

We may amend the Indenture for other purposes only with the consent of the holders of a majority in principal amount of each affected series of outstanding debt securities. However, we may not amend the Indenture without the consent of the holder of each affected outstanding debt security for the following purposes:

•
to change the stated maturity or redemption date of the principal of, or any installment of interest on, any debt security or to reduce the principal amount, the interest rate of, any other amount payable in respect of or any premium payable on the redemption of any debt security;

•
to reduce the principal amount of any debt security which is an Original Issue Discount Security (as defined in the Indenture) that would be due upon a declaration of acceleration of that security's maturity;

•	to change the place or currency of any payment of principal of or any premium or interest on any debt security;

•	to impair the right to institute suit for the enforcement of any payment on or with respect to any debt security after the stated maturity or redemption date of that debt security;

•
to reduce the percentage in principal amount of outstanding debt securities of any series for which the consent of the holders is required to modify or amend the Indenture or to waive compliance with certain provisions of the Indenture, or reduce certain quorum or voting requirements of the Indenture; or

•	to modify the foregoing requirements or reduce the percentage of outstanding debt securities necessary to modify other provisions of the Indenture or waive any past default thereunder. (Section 902)

Except with respect to certain fundamental provisions, the holders of a majority in principal amount of outstanding debt securities of any series may waive past defaults with respect to that series and may waive our compliance with certain provisions of the Indenture with respect to that series. (Sections 513 and 1010)

We, the Trustee or the holders of at least 10% in principal amount of the outstanding debt securities of the applicable series, may at any time call a meeting of the holders of debt securities of a particular series, and notice of that meeting will be given in accordance with “Notices” below. (Section 1402) Any resolution passed or decision taken at any meeting of holders of debt securities of a particular series duly held in accordance with the Indenture will be binding on all holders of debt securities of that series. The quorum at any meeting called for the holders of debt securities of a particular series to adopt a resolution, and at any reconvened meeting, will be a majority in principal amount of the outstanding debt securities of that series. (Section 1404)

Notices

Notices to holders of the Notes will be given by mail to the addresses of such holders as they appear in the security register. (Section 106)

Defeasance

If we deposit with the Trustee, money or Federal Securities (as defined in the Indenture) sufficient to pay, when due, the principal, premium (if any) and interest due on the Notes, then we will be discharged from any and all obligations with respect to the Notes, except for certain continuing obligations to register the transfer or exchange of those debt securities, to maintain paying agencies and to hold moneys for payment in trust. (Section 401)

Book-Entry System

If provided in the applicable pricing supplement, except under the circumstances described below, we will issue the Notes as one or more global Notes (each a “Global Note”), each of which will represent beneficial interests in the Notes. Each such beneficial interest in a Global Note is called a “Book-Entry Note” in this prospectus. We will deposit those Global Notes with, or on behalf of The Depository Trust Company, New York, New York (“DTC”) or another depository which we subsequently designate (the “Depository”) relating to the Notes, and register them in the name of a nominee of the Depository.

So long as the Depository, or its nominee, is the registered owner of a Global Note, the Depository or its nominee, as the case may be, will be considered the owner of that Global Note for all purposes under the Indenture. We will make payments of principal of, any premium, and interest on the Global Note to the Depository or its nominee, as the case may be, as the registered owner of that Global Note. Except as set forth below, owners of a beneficial interest in a Global Note will not be entitled to have any individual Notes registered in their names, will not receive or be entitled to receive physical delivery of any Notes and will not be considered the owners of Notes under the Indenture.

Accordingly, to exercise any of the rights of the registered owners of the Notes, each person holding a beneficial interest in a Global Note must rely on the procedures of the Depository. If that person is not a Direct Participant (as defined below), then that person must also rely on procedures of the Direct Participant through which that person holds its interest.

DTC

The following information concerning DTC and its book-entry system has been obtained from sources that we believe to be reliable, but neither we nor any underwriter, dealer or agent take any responsibility for the accuracy of that information.

DTC or its successor will act as securities depository for the Global Notes. The Global Notes will be issued initially as fully-registered securities registered in the name of Cede & Co. (DTC's partnership nominee), or such other name as may be requested by an authorized representative of DTC. One fully-registered Note certificate will be issued for each issue of the Notes and will be deposited with DTC.

DTC, the world’s largest depository, is a limited purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds and provides asset servicing for over 2.2 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments from over 100 countries that DTC's participants (“Direct Participants”) deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities through electronic computerized book-entry transfers and pledges between in Direct Participants' accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC, in turn, is owned by a number of Direct Participants of DTC and members of the National Securities Clearing Corporation, Fixed Income Clearing Corporation, and Emerging Markets Clearing Corporation (NSCC, FICC, and EMCC, also subsidiaries of DTCC), as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks and trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants” and, together with the Direct Participants, “DTC Participants”). DTC has S&P’s highest rating: AAA. The DTC rules applicable to DTC's Participants are on file with the Securities and Exchange Commission. More information about DTC can be found at www.dtcc.com and www.dtc.org.

Purchases of the Notes under the DTC system must be made by or through Direct Participants, which will receive a credit for the Notes on DTC’s records. The ownership interest of each actual purchaser of each Note (“Beneficial Owner”) is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchases. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of beneficial ownership interests in the Notes are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the Notes, unless the use of the book-entry only system for the Notes is discontinued.

To facilitate subsequent transfers, all Notes deposited by Direct Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of the Notes with DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Notes. DTC’s records reflect only the identity of the Direct Participants to whose accounts such Notes are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial Owners of Notes may wish to take certain steps to augment the transmission to them of notices of significant events with respect to the Notes, such as redemptions, tenders, defaults, and proposed amendments to the Indenture. For example, Beneficial Owners of Notes may wish to ascertain that the nominee holding the Notes for their benefit has agreed to obtain and transmit notices to Beneficial Owners. In the alternative, Beneficial Owners may wish to provide their names and addresses to the Trustee and request that copies of notices be provided directly to them.

Redemption notices will be sent to DTC. If less than all of an issue of Notes are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each Direct Participant in the Notes to be redeemed.

Neither DTC nor Cede & Co. (nor such other DTC nominee) will consent or vote with respect to the Notes unless authorized by a Direct Participant in accordance with DTC’s procedures. Under its usual procedures, DTC mails an Omnibus Proxy to the Trustee, as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.’s consenting and voting rights to those Direct Participants to whose accounts the Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

Payments of principal, interest and redemption premium, if any, on the Notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts upon DTC’s receipt of funds and corresponding detail information from us or the Trustee, on the payable date in accordance with their respective holdings shown on DTC’s records. Payments by DTC Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of DTC Participant and not of DTC (nor its nominee), the Trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and interest to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of us or the Trustee, disbursement of such payments to Direct Participants is DTC’s responsibility, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

DTC may discontinue providing its services as securities depository with respect to the Notes by giving reasonable notice to us or the Trustee. We also may decide to discontinue use of the book-entry only system through DTC (or a successor depository). In either situation, if a successor securities depository is not obtained, Notes in certificated form will be printed and delivered to each Beneficial Owner in accordance with the applicable rules and procedures of DTC on file with or as approved by the Securities and Exchange Commission.

The foregoing information in this section concerning DTC and its affiliates and DTC’s book-entry only system has been obtained from sources we believe to be reliable, but we take no responsibility for the accuracy thereof.

Glossary

Set forth below are definitions of some of the terms used in this prospectus with respect to the Notes.
“H.15(519)” means the weekly statistical release designated as “Statistical Release H.15(519), Selected Interest Rates” or any successor publication, published by the Board of Governors of the Federal Reserve System.

“H.15 Daily Update” means the daily update of H.15(519), available through the Internet website of the Board of Governors of the Federal Reserve System at http://www.bog.frb.fed.us/releases/h15/update, or any successor site or publication.

“Index Maturity” means, with respect to a Floating Rate Note, the period to maturity of the Note on which the interest rate formula is based, as indicated in the applicable pricing supplement.

“Interest Determination Date” means the date as of which the interest rate for a Floating Rate Note is to be calculated, to be effective as of the following Interest Reset Date and calculated on the related Calculation Date (except in the case of LIBOR which is calculated on the related LIBOR Interest Determination Date). The Interest Determination Dates will be indicated in the applicable pricing supplement and in the Note.

“Interest Reset Date” means the date on which a Floating Rate Note will begin to bear interest at the rate determined on any Interest Determination Date. The Interest Reset Dates will be indicated in the applicable pricing supplement and in the Note.

“Money Market Yield” is the yield (expressed as a percentage rounded upwards, if necessary, to the next higher one-hundred-thousandth of a percentage point) calculated in accordance with the following formula:

D x 360 360 - (D x M)
Money Market Yield =		x 100

    where “D” refers to the per annum rate for commercial paper quoted on a bank discount basis and expressed as a decimal; and “M” refers to the actual number of days in the period for which interest is being calculated.

“Principal Financial Center” means the capital city of the country that issues as its legal tender the Designated LIBOR Currency of such LIBOR Note, except that with respect to U.S. dollars, the Principal Financial Center shall be New York, New York.

“Reuters Page” means the display on the Reuters Monitor Money Rates Service on the page designated in the applicable pricing supplement (or such other page as may replace that designated page on that service) for the purpose of displaying London interbank offered rates of major banks for the related Designated LIBOR Currency.

“Spread” means the number of basis points specified in the applicable pricing supplement as being applicable to the interest rate for a Floating Rate Note.

“Spread Multiplier” means the percentage specified in the applicable pricing supplement as being applicable to the interest rate for a Floating Rate Note.

“Telerate” means Bridge Telerate, Inc. or any successor service.

“Telerate Page” means the display on the Dow Jones Telerate Service on the page designated in the applicable pricing supplement (or such other page as may replace that page on that service or such other service or services as may be nominated by the British Bankers Association) for the purpose of displaying London interbank offered rates for the related Designated LIBOR Currency.

Description of the Common Stock

General

The rights of shareholders of the Common Stock are currently governed by the South Carolina Business Corporation Act, our restated articles of incorporation and our bylaws, copies of which restated articles of incorporation and bylaws have been incorporated by reference as exhibits to the registration statement of which this prospectus is a part. The following summary describes the material rights of our shareholders. The summaries under this heading are not detailed. Whenever particular provisions of our restated articles of incorporation or bylaws are referred to, those statements are qualified by reference to our restated articles of incorporation or bylaws.

Authorized Capital Stock

Under the South Carolina Business Corporation Act, a corporation may not issue a greater number of shares than have been authorized by its articles of incorporation. The authorized capital stock of SCANA consists of 150,000,000 shares of SCANA common stock, no par value, and no shares of preferred stock. At the close of business on July 31, 2005, approximately 114,000,000 shares of our common stock were issued and outstanding, and not more than 7.5 million shares of our common stock were reserved for issuance pursuant to our benefit plans and the Investor Plus Plan.

Voting

Holders of the Common Stock are entitled to one vote, in person or by proxy, for each share held on the applicable record date with respect to each matter submitted to a vote at a meeting of stockholders, and may not cumulate their votes.

Dividends

Holders of the Common Stock are entitled to receive dividends as and when declared by our board of directors out of funds legally available therefor.

Liquidation Rights

In the event we liquidate, dissolve or wind up our affairs, the holders of the Common Stock would be entitled to share ratably in all of our assets available for distribution to shareholders of our common stock remaining after payment in full of liabilities.

Preemptive Rights

Holders of the Common Stock do not have preemptive rights to subscribe for additional shares when we offer for sale additional shares of our common stock.

Provisions Relating to Change in Control

Our restated articles of incorporation and bylaws contain provisions which could have the effect of delaying, deferring or preventing a change in control of SCANA. These provisions are summarized below.

Corporate Governance Provisions

Our restated articles of incorporation provide that the board of directors is subdivided into three classes, with each class as nearly equal in number of directors as possible. Each class of directors serves for three years and one class is elected each year. We currently have 11 directors (in classes with terms expiring in 2006, 2007 and 2008). Our restated articles of incorporation and bylaws provide that:

•	the authorized number of directors may range from a minimum of nine to a maximum of 20, as determined from time to time by the directors;

•	directors can be removed only (x) for cause or (y) otherwise by the affirmative vote of the holders of 80 percent of the shares of our stock who are entitled to vote; and

•
vacancies and newly created directorships on our board of directors can be filled by a majority vote of the remaining directors then in office, even though less than a quorum, and any new director elected to fill a vacancy will serve until the next shareholders' meeting at which directors of any class are elected.

Anti-Takeover Provisions

  Certain provisions of our restated articles of incorporation and bylaws may have the effect of discouraging unilateral tender offers or other attempts to take over and acquire our business. These provisions might discourage some potentially interested purchaser from attempting a unilateral takeover bid for us on terms which some shareholders might favor. Our restated articles of incorporation require that certain corporate actions and fundamental transactions must be approved by the holders of 80 percent of the outstanding shares of our capital stock entitled to vote on the matter unless at least 50 percent of the members of the board of directors (other than members related to the potentially interested purchaser or other person attempting to take over our business) has approved the action or transaction, in which case the required shareholder approval will be the minimum approval required by applicable law.

The corporate actions or fundamental transactions that are subject to these provisions of our restated articles of incorporation are those corporate actions or transactions that require approval by shareholders under applicable law or our restated articles of incorporation, including certain amendments of our restated articles of incorporation or bylaws, certain transactions involving our merger, consolidation, liquidation, dissolution or winding up, certain sales or other dispositions of our assets or the assets of any of our subsidiaries, certain issuances (or reclassifications) of our securities or the securities of any of our subsidiaries or certain recapitalizations of transactions that have the effect of increasing the voting power of the potentially interested purchaser or other person attempting to take over our business.

Prevention of Greenmail

Our restated articles of incorporation provide that we cannot purchase any of our outstanding common stock at a price we know to be more than the market price from a person who is known to us to be the beneficial owner of more than three percent of our outstanding common stock and who has purchased or agreed to purchase any shares of our common stock within the most recent two-year period, without the approval of the holders of a majority of the outstanding shares of our common stock other than such person, unless we offer to purchase any and all of the outstanding shares of common stock.

Plan of Distribution

We may sell securities to one or more underwriters or dealers for public offering and sale by them, or we may sell the securities to investors directly or through agents. The pricing supplement (in the case of Notes) or prospectus supplement (in the case of Common Stock) relating to the securities being offered will set forth the terms of the offering and, in the case of a prospectus supplement relating to an offering of Common Stock, the method of distribution, and will identify any firms acting as underwriters, dealers or agents in connection with the offering, including:

•	the name or names of any agents or underwriters;

•	the purchase price of the securities and the proceeds to us from the sale;

•	any underwriting discounts, sales commissions and other items constituting underwriters’ compensation;

•	any public offering price;

•	any commissions payable to agents;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchange or market on which the securities may be listed.

Only those underwriters identified in the applicable pricing or prospectus supplement are deemed to be underwriters in connection with the securities offered in the applicable pricing or prospectus supplement.

We may distribute the securities from time to time in one or more transactions at a fixed price or prices, which may be changed, or at prices determined as the applicable pricing or prospectus supplement specifies. We may sell securities through forward contracts or similar arrangements. In connection with the sale of securities, underwriters, dealers or agents may be deemed to have received compensation from us in the form of underwriting discounts or commissions and also may receive commissions from securities purchasers for whom they may act as agent. Underwriters may sell the securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agent.

We may sell the securities directly or through agents we designate from time to time. Any agent involved in the offer or sale of the securities covered by this prospectus, other than at the market offerings of Common Stock, will be named in a pricing or prospectus supplement relating to such securities. At the market offerings of Common Stock may be made by agents. Commissions payable by us to agents will be set forth in a pricing or prospectus supplement relating to the securities being offered. Unless otherwise indicated in a pricing or prospectus supplement, any such agents will be acting on a best-efforts basis for the period of their appointment.

Some of the underwriters, dealers or agents and some of their affiliates who participate in the securities distribution may engage in other transactions with, and perform other services for, us and our subsidiaries or affiliates in the ordinary course of business.

Any underwriting or other compensation which we pay to underwriters or agents in connection with the securities offering, and any discounts, concessions or commissions which underwriters allow to dealers, will be set forth in the applicable pricing or prospectus supplement. Underwriters, dealers and agents participating in the securities distribution may be deemed to be underwriters, and any discounts and commissions they receive and any profit they realize on the resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Underwriters, and their controlling persons, and agents may be entitled, under agreements entered into with us, to indemnification against certain civil liabilities, including liabilities under the Securities Act of 1933.

Experts

The financial statements, financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting, all incorporated  in this prospectus by reference from the Company's Annual Report on Form 10-K, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports which are also incorporated by reference (which reports (1) express an unqualified opinion on the financial statements and financial statement schedule and include an explanatory paragraph in the Form 10-K for the year ended December 31, 2004, referring to the adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” effective January 1, 2002, (2) express an unqualified opinion on management's assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Validity of the Securities

McNair Law Firm, P.A., of Columbia, South Carolina, and Francis P. Mood, Jr., Esq., our Senior Vice President and General Counsel, will pass upon the validity of the securities for us. Troutman Sanders LLP, of Richmond, Virginia, will pass upon the validity of the securities for any underwriters, dealers or agents. Troutman Sanders LLP will rely as to all matters of South Carolina law upon the opinion of Francis P. Mood, Jr., Esq. From time to time, Troutman Sanders LLP renders legal services to us and certain of our subsidiaries.

At July 31, 2005, Francis P. Mood, Jr., Esq., owned beneficially 202 shares of SCANA's common stock, including shares acquired by the trustee under SCANA's Stock Purchase-Savings Program by use of contributions made by Mr. Mood and earnings thereon and including shares purchased by the trustee by use of SCANA contributions and earnings thereon.

$500,000,000

SCANA CORPORATION

Medium-Term Notes

Common Stock

Prospectus

, 2005

PART II
INFORMATION NOT REQUIRED
IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

Securities and Exchange Commission filing fee	$ 58,850
Printing Expense	20,000#
Blue Sky and Legal fees	150,000#
Rating Agency fees	300,000#
Trustee fees	20,000#
Accounting services	125,000#
Miscellaneous	10,000#
Total	$683,850#

# Estimated

Item 15. Indemnification of Directors and Officers

The South Carolina Business Corporation Act of 1988 permits indemnification of the registrant's directors and officers in a variety of circumstances, which may include indemnification for liabilities under the Securities Act. Under Sections 33-8-510, 33-8-550 and 33-8-560 of the South Carolina Business Corporation Act of 1988, a South Carolina corporation is authorized generally to indemnify its directors and officers in civil or criminal actions if they acted in good faith and reasonably believed their conduct to be in the best interests of the corporation and, in the case of criminal actions, had no reasonable cause to believe that the conduct was unlawful. In addition, the registrant carries insurance on behalf of directors, officers, employees or agents that may cover liabilities under the Securities Act. The registrant's Restated Articles of Incorporation provide that no director of the registrant shall be liable to the registrant or its shareholders for monetary damages for breach of his fiduciary duty as a director occurring after April 26, 1989, except for (i) any breach of the director's duty of loyalty to the registrant or its shareholders, (ii) acts or omissions not in good faith or which involve gross negligence, intentional misconduct or a knowing violation of law, (iii) certain unlawful distributions or (iv) any transaction from which the director derived an improper personal benefit.

Item 16. Exhibits

Exhibits required to be filed with this registration statement are listed in the following Exhibit Index. Certain of such exhibits which have heretofore been filed with the SEC and which are designated by reference to their exhibit numbers in prior filings are hereby incorporated herein by reference and made a part hereof.

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3, and has duly caused this registration statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Columbia, State of South Carolina, on August 9, 2005.

(REGISTRANT)	SCANA Corporation

(Name & Title):	By: /s/W. B. Timmerman
W. B. Timmerman, Chairman of the Board, Chief Executive Officer,
President and Director

Pursuant to the requirements of the Securities Act of 1933, this registration statement or amendment thereto has been signed by the following persons in the capacities and on the dates indicated.

(i) Principal executive officer:

By:	/s/W. B. Timmerman
(Name & Title):	W. B. Timmerman, Chairman of the Board, Chief Executive Officer,
President and Director
Date:	August 9, 2005

(ii) Principal financial officer:

By:	/s/K. B. Marsh
(Name & Title):	K. B. Marsh, Senior Vice President-Finance and Chief Financial Officer
Date:	August 9, 2005

(iii)	Principal accounting officer:

By:	/s/J. E. Swan, IV
(Name & Title):	J. E. Swan, IV, Controller
Date:	August 9, 2005

(iv) Other Directors:

*B. L. Amick; J. A. Bennett; W. B. Bookhart, Jr.; W. C. Burkhardt; D. M. Hagood; W. H. Hipp; L. M. Miller;
M. K. Sloan; H. C. Stowe and G. S. York

* Signed on behalf of each of these persons by Kevin B. Marsh, Attorney-in-Fact:

Date:	August 9, 2005

SCANA CORPORATION
EXHIBIT INDEX

1.01	Form of Selling Agency Agreement relating to Medium Term Notes (Filed herewith)
1.02	Form of Underwriting Agreement relating to Common Stock (To be filed as an exhibit to a subsequent Current Report on Form 8-K)
2.01
Agreement and Plan of Merger, dated as of February 16, 1999 as amended and restated as of May 10, 1999, by and among Public Service Company of North Carolina, Incorporated, the Registrant, New Sub I, Inc. and New Sub II, Inc. (Filed as Exhibit 2.1 to SCANA Form S-4 on May 11, 1999 and incorporated by reference herein)

4.01	Indenture, dated as of November 1, 1989 between the Registrant and The Bank of New York, as Trustee (Filed as Exhibit 4-A to Registration Statement No. 33-32107 and incorporated by reference herein)
4.02	Form of Medium Term Note (Filed herewith)
4.03	Restated Articles of Incorporation of the Registrant as amended and adopted April 26, 1989 (Filed as Exhibit 3-A to Registration Statement No. 33-49145)
4.04	Articles of Amendment adopted on April 27, 1995 (Filed as Exhibit 4-B to Registration Statement No. 33-62421)
4.05	Bylaws of the Registrant as revised and amended on December 13, 2000 (Filed as Exhibit 3.01 to Registration Statement No. 333-68266)
5.01	Opinion of Francis P. Mood, Jr., Esq. re legality of Medium Term Notes and Common Stock (Filed herewith)
8.01	Opinion Re Tax Matters (Not applicable)
12.01	Statement Re Computation of Ratios (Filed herewith)
15.01	Letter re Unaudited Interim Financial Information (Not applicable)
23.01	Consent of Deloitte & Touche LLP (Filed herewith)
23.02	Consent of Francis P. Mood, Jr., Esq. (Filed herewith as part of opinion filed as Exhibit 5.01)
24.01	Power of Attorney (Filed herewith)
25.01	Statement of eligibility of The Bank of New York, as Trustee (Form T-1) (Filed herewith)
26.01	Invitations for Competitive Bids (Not applicable)